# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valens Semiconductor Ltd., CIK 0001863006
CUSIP: M9607U115
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 8 Hanagar St., POB 7152, Hod Hasharon, Israel (L3), 4501309
Date of event which requires filing of this statement: 10/31/2024
Amends the filing with accession number 0001178913-24-002269
Filed by CIK 0001992355
Persons authorized to receive notices and communications: Value Base Ltd., 23 Yehuda Halevi St., c/o Tsahy Alon, General Counsel, Tel-Aviv, Israel (L3), 6513601, 972-3-622-3381; Herzog Fox & Neeman, 6 Yitzhak Sadeh St., Attn: Ron Ben-Menachem, Adv., Tel-Aviv, Israel (L3), 6777506, 972-3-692-2020

## Reporting persons
- Value Base Ltd. (CIK 0001992355): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 20,648,942; sole dispositive power 0; shared dispositive power 20,648,942; aggregate amount beneficially owned 20,648,942 (19.43% of the class)
  Comment: Percentage reported in Item 13 above is based on 106,288,694 ordinary shares outstanding as of September 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 7, 2024).
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 20,648,942; sole dispositive power 0; shared dispositive power 20,648,942; aggregate amount beneficially owned 20,648,942 (19.43% of the class)
  Comment: Percentage reported in Item 13 above is based on 106,288,694 ordinary shares outstanding as of September 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 7, 2024).
- Value Base Invest Management Ltd., acting as the general partner to Value Base Fund Invest 1, Limited Partnership: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 20,648,942; sole dispositive power 0; shared dispositive power 20,648,942; aggregate amount beneficially owned 20,648,942 (19.43% of the class)
  Comment: Percentage reported in Item 13 above is based on 106,288,694 ordinary shares outstanding as of September 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 7, 2024).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 20,648,942; sole dispositive power 0; shared dispositive power 20,648,942; aggregate amount beneficially owned 20,648,942 (19.43% of the class)
  Comment: Percentage reported in Item 13 above is based on 106,288,694 ordinary shares outstanding as of September 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 7, 2024).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 20,648,942; sole dispositive power 0; shared dispositive power 20,648,942; aggregate amount beneficially owned 20,648,942 (19.43% of the class)
  Comment: Percentage reported in Item 13 above is based on 106,288,694 ordinary shares outstanding as of September 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 7, 2024).
- Tal Yaacobi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 20,648,942; sole dispositive power 0; shared dispositive power 20,648,942; aggregate amount beneficially owned 20,648,942 (19.43% of the class)
  Comment: Percentage reported in Item 13 above is based on 106,288,694 ordinary shares outstanding as of September 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 7, 2024).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: Valens Semiconductor Ltd.
Address of issuer's principal executive offices: 8 Hanagar St., POB 7152, Hod Hasharon, Israel (L3), 4501309
Comment: This Amendment No. 2 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on July 23, 2024, as amended by Amendment No. 1 thereto filed on August 8, 2024 (the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D relates to the ordinary shares, no par value (the "Ordinary Shares"), of Valens Semiconductor Ltd., a company incorporated in Israel ("Valens", the "Company" or the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is amended and restated as follows:

This Schedule 13D is being filed jointly by Value Base Ltd. ("Value Base"), Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership ("VBF GP"), Value Base Invest Management Ltd. acting as the general partner to Value Base Fund Invest 1, Limited Partnership (the "VBFI GP"), Ido Nouberger, Victor Shamrich and Tal Yaacobi (each a "Reporting Person" and, collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Mr. Nouberger, who together with Mr. Shamrich controls Value Base, is a citizen of Israel whose principal business is CEO and director at Value Base and various of its subsidiaries, respectively, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Nouberger's business address).

Mr. Shamrich, who together with Mr. Nouberger controls Value Base, is a citizen of Israel whose principal business is Chairman and director at Value Base and various of its subsidiaries, respectively, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Shamrich's business address). Mr. Nouberger and Mr. Shamrich also serve as directors of VBF GP, VBFI GP, and VBF MC (as such term is defined below).

VBF GP acts as the general partner of the private investment fund Value Base Fund, Limited Partnership ("VBF LP"), a Cayman Islands limited partnership, and is majority owned by Value Base. VBF GP has delegated its management responsibilities to a management company, Value Base Fund Management Ltd. ("VBF MC"), an Israeli private company controlled by Value Base. VBFI GP acts as the general partner of the private investment fund Value Base Fund Invest 1, Limited Partnership (the "VBFI LP"), an Israeli limited partnership, and is majority owned by Value Base. The principal business of Value Base is to provide investment banking services in Israel, including a wide range of financial and strategic financial consulting services. The principal business of VBF GP and VBFI GP is to act as the general partner of VBF LP and VBFI LP, respectively. Value Base, VBF GP and VBFI GP and VB MC are each organized under the laws of the State of Israel and have a business address of 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel.

Mr. Yaacobi is a citizen of Israel whose principal business is CEO and managing partner of VBF LP and VBFI LP. Mr. Yaacobi also serves as the CEO of VBF GP, VBFI GP and VBF MC. The business address of Mr. Yaacobi is 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel.

Mr. Lior Kaver is a citizen of Israel whose principal business is CFO of Value Base. Mr. Tsahy Alon is a citizen of Israel whose principal business is General Counsel of Value Base. The business address of each of Mr. Kaver and Mr. Alon is the same as that of Value Base, as provided above.
Residence or business address: The information set forth in Item 2(a) is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(a) is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

In consideration for Mr. Yaacobi's services as a director, the Issuer made certain equity grants to Mr. Yaacobi on September 30, 2024 through a company wholly-owned by Mr. Yaacobi. These equity grants were as follows: (1) A total of 55,710 options to purchase Ordinary Shares of the Issuer (the "Options"), granted pursuant to the Issuer's 2021 Share Incentive Plan. The Options have an exercise price of U.S. $2.128 and vest over three years in equal quarterly installments of 4,643 Options each, beginning on December 30, 2024 (except that the final tranche to vest shall consist of 4,637 Options). The Options do not have voting rights, cannot be transferred and, prior to vesting, will terminate upon termination of service to the Issuer. (2) A total of 53,057 restricted stock units of the Issuer (the "RSUs"), granted pursuant to the Issuer's 2021 Share Incentive Plan. Upon vesting, Mr. Yaacobi will be issued one Ordinary Share for each RSU. The RSUs vest over three years in equal quarterly installments of 4,421 RSUs each, beginning on December 30, 2024 (except that the final tranche to vest shall consist of 4,426 RSUs). Prior to vesting, the RSUs cannot be transferred and will terminate upon termination of service to the Issuer. Pursuant to his existing management agreement with Value Base, Mr. Yaacobi will assign to Value Base all Ordinary Shares received following the exercise of the Options or the vesting of the RSUs, which will be allocated to VBF LP and VBFI LP pro rata in relation to their holdings.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

As of the date on the cover page of this Amendment, VBF GP may be deemed to be the beneficial owner of the 10,449,348 Ordinary Shares held directly by VBF LP, which represent approximately 9.83% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Amendment, VBFI GP may be deemed to be the beneficial owner of the 10,190,530 Ordinary Shares held directly by VBFI LP, which represent approximately 9.59%% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Amendment, Value Base, as the controlling shareholder of VBF GP and VBFI GP, may be deemed the indirect beneficial owner of 10,449,348 and 10,190,530 Ordinary Shares beneficially owned by VBF GP and VBFI GP, respectively, which together aggregate to 20,639,878 Ordinary Shares representing approximately 19.42% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Amendment, Mr. Shamrich, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 20,639,878 Ordinary Shares beneficially owned by Value Base, representing approximately 19.42% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Amendment, Mr. Nouberger, who together with Mr. Shamrich controls Value Base, may be deemed to be the beneficial owner of 20,639,878 Ordinary Shares beneficially owned by Value Base, representing approximately 19.42% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Amendment, Mr. Yaacobi may be deemed the beneficial owner of 9,064 Ordinary Shares, which represent approximately 0.01% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), each of Value Base, VBF GP, VBFI GP, Mr. Nouberger, Mr. Shamrich and Mr. Yaacobi may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 20,648,942 Ordinary Shares held in the aggregate by the Reporting Persons, which represent approximately 19.43% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 106,288,694 Ordinary Shares outstanding as of September 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on November 7, 2024).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On December 31, 2024, the trustee appointed by the Issuer to hold awards under the Issuer's 2021 Share Incentive Plan sold 1,350 of the Ordinary Shares received upon vesting of 4,421 of the RSUs in order to satisfy tax withholding obligations of Mr. Yaacobi. Except as described above or as otherwise set forth in this Amendment, to the best of the Reporting Persons' knowledge none of the persons named in Item 2 effected any other transactions in the Ordinary Shares during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and restated as follows:

The following Exhibits are filed herewith:

Exhibit 1: Joint Filing Agreement by and among the Reporting Persons

Exhibit 2: Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023 (incorporated herein by reference to Exhibit 2 to Schedule 13D filed by the Reporting Persons on July 23, 2024) - https://www.sec.gov/Archives/edgar/data/1863006/000117891324002269/exhibit_2.htm

Exhibit 3: Attorney's Certification certifying the signature authority of person(s) signing on behalf of Value Base Invest Management Ltd., dated as of May 6, 2024 (incorporated herein by reference to Exhibit 3 to Schedule 13D filed by the Reporting Persons on July 23, 2024) - https://www.sec.gov/Archives/edgar/data/1863006/000117891324002269/exhibit_3.htm

Exhibit 4: Board Nomination Agreement, dated as of July 23, 2024 (incorporated herein by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons on July 23, 2024) - https://www.sec.gov/Archives/edgar/data/1863006/000117891324002269/exhibit_4.htm

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (01/30/2025)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (01/30/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Ido Nouberger*, Ido Nouberger/Director (01/30/2025)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Victor Shamrich*, Victor Shamrich/Director (01/30/2025)
- Value Base Invest Management Ltd., acting as the general partner to Value Base Fund Invest 1, Limited Partnership: /s/ Ido Nouberger**, Ido Nouberger/Director (01/30/2025)
- Value Base Invest Management Ltd., acting as the general partner to Value Base Fund Invest 1, Limited Partnership: /s/ Victor Shamrich**, Victor Shamrich/Director (01/30/2025)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (01/30/2025)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (01/30/2025)
- Tal Yaacobi: /s/ Tal Yaacobi, Tal Yaacobi (01/30/2025)
Comment: * Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to the Schedule 13D.
** Evidence of signature authority on behalf of Value Base Invest Management Ltd. is attached as Exhibit 3 to the Schedule 13D.